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                                 UNITED STATES
                            SECURITIES AND EXCHANGE
                             Washington, D.C. 20549
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                                 SCHEDULE 14D-9
               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934
                                 Amendment No 2

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                            CENTRAL NEWSPAPERS, INC.
                           (Name of Subject Company)
                            CENTRAL NEWSPAPERS, INC.
                      (Name of Person(s) Filing Statement)

              Class A Common Stock, no par value (CUSIP 154647101)
                      Class B Common Stock, no par value
                         (Title of Class of Securities)

                                 Eric S. Tooker
                 Vice President, Secretary and General Counsel
                            Central Newspapers, Inc.
                            200 E. Van Buren Street
                             Phoenix, Arizona 85004
                                 (602) 444-1115
           (Name,address and telephone number of person authorized to receive notice and communications on behalf of the
                          person(s) filing statement)

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                                 With a copy to
                              George R. Bason, Jr.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                                 (212) 450-4000


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Central Newspapers, Inc., a Delaware corporation, hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), initially filed with the Securities and Exchange Commission (the "Commission") on July 3, 2000, as amended by Amendment No. 1 thereto filed on July 21, 2000. The Schedule 14D-9 relates to the tender offer by Pacific and Southern Indiana Corp., an Indiana corporation and a wholly owned subsidiary of Gannett Co, Inc., a Delaware corporation, disclosed in a Tender Offer Statement on Schedule TO, dated July 3, 2000 and filed with the Commission, to purchase any and all of the outstanding shares of Class A Common Stock, no par value, and Class B Common Stock, no par value, of the Company pursuant to the conditions set forth in the Offer to Purchase dated July 3, 2000 and the related Letter of Transmittal. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 14D-9.

The following items in the Schedule 14D-9 are hereby amended and supplemented as follows:

Item 8. Additional Information.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by the addition of the following paragraph (d) at the end thereof:

     (d) Antitrust. On July 24, 2000, the Company filed a joint press release (a copy of which is filed as Exhibit 12 hereto) announcing that the waiting period under the HSR Act had expired. Early termination or expiration of the waiting period under the HSR Act was a condition to the Offer, and such condition has now been satisfied.

Item 9 Exhibits.

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented to include the following additional exhibits:

     Exhibit 12: Joint press release issued by the Company and the Parent on July 24, 2000.


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                                   SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                              CENTRAL NEWSPAPERS, INC.


                                                     /s/Eric S. Tooker
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                                              Name:  Eric S. Tooker
                                              Title: Vice President and General
                                                     Counsel


Dated: July 24, 2000


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